Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL 202-371-7248 DIRECT FAX 202-661-0582 EMAIL ADDRESS RICHARD.OLIVER@SKADDEN.COM	1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111 ________ TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com
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VIA EDGAR
April 21, 2023

Mr. Robert Littlepage
Accounting Branch Chief
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:          2U, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 8-K filed February 2, 2023
File No. 001-36376
Dear Mr. Littlepage:
On behalf of our client, 2U, Inc. (the “Company”), we are submitting this letter in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated April 10, 2023 (the “Comment Letter”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) and the Current Report on Form 8-K filed February 2, 2023 (the “Form 8-K”). For convenience, the Staff’s comments are set forth below, followed by the Company’s responses.

Office of Technology
April 21, 2023

Form 10-K for the Fiscal Year Ended December 31, 2022
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 54
Comment
1.
We note you discuss your ability to meet your working capital and capital expenditure requirements for the next 12 months. Please expand your disclosure to address your ability to generate and obtain adequate amounts of cash to meet your cash requirements in the long-term. We refer to guidance in Item 303 of Regulation S-K.

Response
In future filings, the Company will expand its disclosure within the Management’s Discussion & Analysis (“MD&A”) section to address its ability to generate and obtain adequate amounts of cash to meet its cash requirements in the long-term, consistent with Item 303 of Regulation S-K.
Below is an illustrative example of the proposed disclosure that the Company plans to include in the MD&A section titled “Liquidity and Capital Resources” in its Form 10-Q for the quarter ended March 31, 2023 and in its future periodic filings, if applicable, with necessary updates to reflect any subsequent changes of facts, if any. The revisions in response to the Staff’s comment are marked with underlines to facilitate the Staff’s review.
We have financed our operations primarily through payments from university clients and students for our technology and services, the Second Amended Credit Agreement, the 2025 Notes, the 2030 Notes and public and private equity financings. We believe that our existing cash and cash equivalents, together with cash generated from operations and available borrowing capacity under the Second Amended Credit Agreement, will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months. The implementation of the 2022 Strategic Realignment Plan has resulted in improved profitability and we expect this will lead to further profitability improvements going forward. We believe these profitability improvements will be further aided by our long-term revenue contracts. Our ability to support our cash requirements in the long term will depend on many factors, including our ability to realize the anticipated benefits of the 2022 Strategic Realignment Plan and our ability to obtain equity or debt financing on reasonable terms. We regularly evaluate our liquidity position, debt obligations, maturity schedule, and anticipated cash needs, and may consider capital raising, refinancing, and other market opportunities that may be available to us to optimize our balance sheet.
Critical Accounting Policies and Estimates
Goodwill and Other Indefinite-lived Intangible Assets, page 60
Comment
2.
We note goodwill is significant to your balance sheet and that you had two separate impairments for the year ended December 31, 2022. In order to provide investors with more insight into the risk associated with goodwill impairment, please consider disclosing goodwill balances for each reporting unit. To the extent any reporting unit is at risk of impairment, disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions.

Office of Technology
April 21, 2023

Response
The Company respectfully acknowledges the Staff’s comment and refers to the disclosure provided on pages 60-61 of the Form 10-K that discusses the impairment charges recorded during the three months ended March 31, 2022 and September 30, 2022, respectively.  This disclosure includes a statement that the estimated fair values of the remaining reporting units that were not subject to impairment charges exceeded their respective carrying values by approximately 10% or more and includes a description of the potential events or changes in circumstances that could reasonably be expected to negatively affect any key assumptions.
To the extent it will provide investors with more insight into the risk associated with goodwill impairment, in future periodic filings, the Company will consider disclosing the goodwill balances for each of its reporting units. The following table summarizes the Company’s goodwill balance by reporting unit as of the date indicated (in thousands):
Operating Segment	Reporting Unit	December 31, 2022

Degree Program	Degree Program	$ 192,459
Alternative Credential	Boot Camp	385,718
Alternative Credential	Open Courses	97,157
Alternative Credential	Executive Education	59,286
	Total goodwill balance	$ 734,620
In future periodic filings, to the extent any reporting unit is at risk of impairment, the Company will disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions.
Notes to Consolidated Financial Statements
10. Debt, page 95
Comment
3.
We note your disclosure on page 96 states, "The Amended Term Loan Facilities contain a financial covenant that requires the Company to maintain minimum Recurring Revenues." Please tell us and disclose if you were in compliance with your debt covenants for the periods presented.

Response
As of December 31, 2022 and 2021, the Company was in compliance with the debt covenants under the Amended Term Loan Facilities. In future periodic filings, the Company plans to broaden its disclosure related to compliance with financial covenants under the Amended Term Loan Facilities, with necessary updates to reflect changes of facts, if any.
Exhibit 99.1
Reconciliation of Non-GAAP Measures, page 14
Comment
4.
Your calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP measure to adjusted free cash flow or something similar. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations. Also, revise the title of unlevered free cash flow accordingly.

Response
In future filings, the Company will revise the title of these non-GAAP measures to “adjusted free cash flow” and “adjusted unlevered free cash flow,” respectively.

Office of Technology
April 21, 2023

We appreciate the Staff’s time and attention to this matter, and hope that the foregoing has been responsive to the Staff’s comments.. If you have any questions or comments or require further information, please do not hesitate to contact the undersigned at 202-371-7248 or richard.oliver@skadden.com

Very truly yours,

/s/Richard L. Oliver
Richard L. Oliver

cc:	Paul S. Lalljie, 2U, Inc.
Matthew J. Norden, 2U, Inc.
Hugh W. Mohler, Jr., KPMG LLP
Inessa Kessman, Securities and Exchange Commission